EXHIBIT 21.01

PAUL-SON GAMING CORPORATION

LIST OF SUBSIDIARIES

Name	State/Country of Incorporation	Parent
Establissements Bourgogne et Grasset	France	Paul-Son Gaming Corporation
Paul-Son Gaming Supplies, Inc.	Nevada	Paul-Son Gaming Corporation
Paul-Son Mexicana, S.A. de C.V.	Mexico	Paul-Son Gaming Supplies, Inc. (99%) Paul-Son Gaming Corporation (1%)